Exhibit 99.2

The Thomson Corporation Metro Center, One Station Place Stamford, CT 06902 Tel (203) 539-8000 www.thomson.com
News Release
Media Contact: Jason Stewart Vice President, Media Relations (203) 539-8339 jason.stewart@thomson.com	Investor Contact: Frank J. Golden Vice President, Investor Relations (203) 539-8470 frank.golden@thomson.com

FOR IMMEDIATE RELEASE

Thomson Announces Quarterly Dividend

(All amounts are in U.S. dollars)

STAMFORD, Conn., February 10, 2005 — The Board of Directors of The Thomson Corporation (NYSE: TOC; TSX: TOC) has declared a quarterly dividend on the company's common stock of $0.19 per share. The dividend is payable on March 15, 2005 to common shareholders of record as of February 22, 2005. On an annualized basis, the dividend rate is $0.76 per share.

        The Thomson Corporation and its predecessor companies have made uninterrupted quarterly common stock dividend payments since 1965.

The Thomson Corporation

        The Thomson Corporation (www.thomson.com), with 2004 revenues of $8.10 billion, is a global leader in providing integrated information solutions to business and professional customers. Thomson provides value-added information, software tools and applications to more than 20 million users in the fields of law, tax, accounting, financial services, higher education, reference information, corporate e-learning and assessment, scientific research and healthcare. With operational headquarters in Stamford, Conn., Thomson has approximately 38,000 employees and provides services in approximately 130 countries. The Corporation's common shares are listed on the New York and Toronto stock exchanges (NYSE: TOC; TSX: TOC).